New York REIT, Inc.

7 Bulfinch Place, Suite 500

Boston, Massachusetts 02114

VIA EDGAR

July 30, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	New York REIT, Inc.

(formerly, American Realty Capital New York Recovery REIT, Inc.)

Request to Withdraw Registration Statement on Form S-11
Filed on August 2, 2013
File No. 333-190327

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended, New York REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11, Registration No. 333-190327 (the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because it does not intend to proceed with the offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold in connection with the offering contemplated thereby. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

Should you have any questions regarding this matter, please contact either John Garilli (tel. 617-570-4750) or legal counsel, Steven L. Lichtenfeld (tel. 212-969-3735) of Proskauer Rose LLP.

NEW YORK REIT, INC.

/s/ John Garilli John Garilli Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary

CC: Steven L. Lichtenfeld, Esq.